Filed Pursuant to Rule 253(g)(2)

File No. 024-11806

SUPPLEMENT DATED OCTOBER 4, 2023

TO OFFERING CIRCULAR DATED MARCH 3, 2023

STARTENGINE CROWDFUNDING, INC.

4100 West Alameda Avenue, 3rd Floor

Burbank, CA 91505

800-317-2200

EXPLANATORY NOTE

This document supplements, and should be read in conjunction with, the Offering Circular dated March 3, 2023 (the “Offering Circular”) of StartEngine Crowdfunding, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular is available HERE.

Termination of StartEngine Crowdfunding, Inc.’s Regulation A Offering

The purpose of this supplement is to announce that the Regulation A offering conducted by StartEngine Crowdfunding, Inc. will terminate on November 15, 2023 (the "Termination Date”). No further subscriptions will be accepted after 11:59 pm PT on November 15, 2023. Subscriptions in the offering will be accepted up to that time and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.